Form C

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Cover Page

Name of issuer:

Health Care Originals, Inc.

Legal status of issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

DE

Date of organization:

6/27/2016

Physical address of issuer:

260 East Main Street
Rochester, NY 14604

Website of issuer:

https://healthcareoriginals.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- [ ] Common Stock
- [ ] Preferred Stock
- [ ] Debt
- [x] Other

Describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$290,000.00

Deadline to reach the target offering amount:

9/28/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

14

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,993,451.00	$788,793.00
Cash & Cash Equivalents:	$1,170,758.00	$544,545.00
Accounts Receivable:	$85,928.00	$0.00
Current Liabilities:	$1,478,114.00	$501,999.00
Non-Current Liabilities:	$2,957,102.00	$1,192,479.00
Revenues/Sales:	$242,295.00	$13,878.00
Cost of Goods Sold:	$152,777.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($3,219,290.00)	($3,051,152.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Health Care Originals, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

- ☐ Yes
- ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Parinaz Motamedy	Partner	Safar Partners	2019
Bradford Berk	Doctor, Researcher, Professor	University of Rochester	2018
Jared Dwarika	COO	Health Care Originals, Inc.	2014

Eric Allyn	Investor, Trustee	50 State LLC	2018
Timothy Bowe	Executive Chairman	Full Spectrum	2024
Sharon Samjitsingh	CEO	Health Care Originals, Inc.	2014
Keith Wilson	Managing Partner	Cranberry Capital	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jared Dwarika	COO / Vice President	2014
Sharon Samjitsingh	CEO	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Jared Dwarika	20%+
Safar Partners	20%+
Sharon Samjitsingh	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

> Our future success depends substantially on the continued services of our management team and key technical personnel. With only fourteen employees, we operate with a lean team where each individual plays a critical role in our operations, product development, clinical relationships, and business strategy. The loss of any key employee could significantly disrupt our operations and delay our product development and commercialization efforts. We face significant competition for qualified personnel in the medical device and wearable technology industries, particularly in areas requiring expertise in cardiopulmonary monitoring, software development, regulatory affairs, and clinical validation. We may not be successful in attracting, integrating, or retaining qualified personnel to meet our needs. We do not maintain key person life insurance on any of our executives or key employees. The loss of key personnel without adequate replacement could materially and adversely affect our business, financial condition, and results of operations.

> Our business-to-business-to-consumer (B2B2C) model relies substantially on partnerships with health plans, payors, and other healthcare organizations to reach patients with asthma, COPD, and other respiratory conditions. These entities typically have lengthy evaluation and procurement processes, require extensive clinical and economic evidence demonstrating cost savings and improved patient outcomes, and may have existing relationships with competing medical device manufacturers. We may face significant challenges in demonstrating sufficient return on investment to justify adoption of our ADAMM system, particularly given the competitive landscape and budget constraints faced by healthcare organizations. If we are unable to secure partnerships with health plans and payors, or if adoption is slower than anticipated, we will be substantially dependent on direct-to-consumer sales, which may be insufficient to support our business operations and growth plans. Additionally, changes in healthcare reimbursement policies or priorities among health plans could adversely affect demand for our products.

> We rely on third-party suppliers for critical materials, components, and manufacturing services necessary to produce our ADAMM wearable cardiopulmonary monitoring devices. Our use of proceeds includes allocation for device manufacture, reflecting our ongoing need for manufacturing capacity. Disruptions in our supply chain due to component shortages, quality issues, manufacturing delays, natural disasters, geopolitical events, or other factors beyond our control could result in our inability to meet customer demand or fulfill contractual obligations. The medical device industry has experienced significant supply chain challenges, including shortages of electronic components, sensors, and other specialized materials. We may have limited alternative sources for certain specialized components used in our devices, and qualifying new suppliers can be time-consuming and expensive. Any significant interruption in our supply chain could delay product deliveries, increase costs, damage customer relationships, and harm our reputation and financial

results.

As a developer of medical devices for cardiopulmonary monitoring and respiratory disease management, we are subject to extensive regulation by the U.S. Food and Drug Administration (FDA) and similar regulatory bodies in other jurisdictions. Medical devices must receive FDA clearance or approval before they can be marketed in the United States, and the regulatory pathway for medical devices can be lengthy, expensive, and uncertain. We must demonstrate that our ADAMM system is safe and effective for its intended use through clinical studies and other evidence. Even after obtaining regulatory clearance or approval, we remain subject to ongoing FDA oversight, including requirements for adverse event reporting, device modifications, manufacturing quality systems, and post-market surveillance. Changes to our device design, intended use, or manufacturing processes may require new regulatory submissions and clearances. Failure to comply with applicable regulatory requirements could result in warning letters, fines, product recalls, seizures, injunctions, or criminal prosecution. Additionally, regulatory requirements may change, and new regulations could impose additional costs or restrictions on our business. Any delays in obtaining or maintaining regulatory clearances or approvals, or any failure to comply with regulatory requirements, could materially harm our business and prevent us from generating revenue.

Sales cycles to payers and employers are very long, typically requiring 18 months. There is a risk that the length of this cycle can impede sales growth within the specified time frame.

Cameron Jacox is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Supply Chain and Manufacturing Risk: Given the custom design of HCO's wearable, there is a risk in maintaining a consistent and reliable supply chain and manufacturing processes. Any disruptions or inefficiencies can impact product availability and quality.

Competitive Landscape Risk: HCO has first mover advantage in this space, but faces the risk of intense competition which may affect its market share and profitability.

Technology Obsolescence Risk: As HCO's products are technology-driven, there is a risk of the technology becoming obsolete due to rapid advancements in the field or the introduction of superior technologies by competitors.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Financial Sustainability Risk: HCO may face challenges in ensuring long-term financial sustainability, especially given the significant costs associated with manufacturing and marketing in a competitive market.

We have an exclusive license to that patent for all fields of use, and for a variety of reasons, believe that it's at very low risk to be revoked. However, there is still a risk that the use of that patent could be revoked in the future.

Our ADAMM wearable system collects, stores, and transmits sensitive health information, including cardiopulmonary data and other personal health information from users with asthma, COPD, and other respiratory conditions. We are subject to numerous federal and state laws and regulations governing the privacy and security of health information, including the Health Insurance Portability and Accountability Act (HIPAA), state privacy laws, and potentially international data protection regulations if we expand globally. These regulations impose strict requirements on how we collect, use, store, and share health information, and require us to implement comprehensive security measures to protect against unauthorized access or disclosure. We are also subject to evolving cybersecurity threats, including ransomware attacks, data breaches, and other malicious activities targeting healthcare data. Any actual or perceived breach of patient data, failure to comply with applicable privacy regulations, or security incident could result in significant regulatory penalties, civil litigation, loss of customer trust, damage to our reputation, and loss of partnerships with health plans and healthcare providers. The costs of compliance with privacy and security regulations are substantial and may increase as regulations evolve and become more stringent.

Our competitive position depends significantly on our ability to protect our proprietary technology, including the hardware and software components of our ADAMM cardiopulmonary monitoring system, our algorithms for analyzing respiratory data, and our clinical methodologies. We rely on a combination of patents, trade secrets, copyrights, trademarks, and confidentiality agreements to protect our intellectual property. Our use of proceeds includes allocation for legal and intellectual property expenses, reflecting the ongoing costs of building and maintaining our intellectual property portfolio. However, the process of obtaining patent protection is expensive and time-consuming, and we cannot guarantee that our patent applications will be approved or that any issued patents will provide meaningful protection against competitors. Our trade secrets and proprietary know-how may become known to competitors through various means, and confidentiality agreements may not provide adequate protection. Additionally, we may face claims from third parties alleging that our products infringe their intellectual property rights, which could result in costly litigation, licensing fees, or requirements to redesign our products. The medical device and wearable technology industries are characterized by extensive patent portfolios held by established companies, increasing the risk of intellectual property disputes. Any failure to adequately protect our intellectual property, or any successful claim against us for infringement, could materially harm our competitive position and financial results.

The market for respiratory monitoring and disease management solutions is highly competitive and rapidly evolving. We compete with established medical device manufacturers, large technology companies developing health monitoring products, and other startups in the digital health space. Many of our competitors have substantially greater financial resources, larger research and development teams, established relationships with healthcare providers and payors, broader product portfolios, and stronger brand recognition than we do. Competitors may be able to develop products that are more effective, easier to use, or less expensive than our ADAMM system. The global market for respiratory disease management includes hundreds of millions of potential users, which may attract additional well-funded competitors, including major technology companies with existing consumer health platforms. Established competitors may also have greater ability to withstand regulatory challenges, economic downturns, and supply chain disruptions. If we are unable to compete effectively on the basis of clinical validation, product features, ease of use, price, or other factors, we may lose market share, be forced to reduce prices, or be unable to achieve the market penetration necessary for our business to succeed.

Our success depends on achieving market acceptance of our ADAMM wearable cardiopulmonary monitoring system among patients with respiratory conditions, their caregivers, healthcare providers, and health plans. Despite our clinical validation and partnerships with academic institutions, we cannot guarantee that our target customers will adopt our technology. Patients may be reluctant to wear monitoring devices continuously, may find the devices uncomfortable or inconvenient, or may have concerns about privacy and data security. Healthcare providers may be hesitant to incorporate new monitoring technologies into their practice workflows, may question the clinical utility of the data generated, or may prefer established treatment approaches. The healthcare industry can be slow to adopt new technologies, particularly those requiring changes to established clinical practices or reimbursement models. Additionally, we must demonstrate clear clinical and economic benefits to justify the cost of our system to patients, providers, and payors. If we are unable to achieve sufficient market acceptance, our revenue will be limited and we may be unable to achieve our business objectives.

We will need to raise substantial additional capital beyond this offering to fund our ongoing operations, product development, clinical studies, regulatory activities, manufacturing scale-up, marketing efforts, and expansion plans. Our use of proceeds from this offering addresses immediate needs but will not be sufficient to fund our long-term business plan. We do not currently have commitments for

addresses immediate needs but will not be sufficient to fund our long-term business plan. We do not currently have commitments for additional funding, and there can be no assurance that financing will be available on acceptable terms, if at all. Our ability to raise additional capital may be affected by factors beyond our control, including economic conditions, investor sentiment toward the medical device industry, our operating performance, and competition for investment capital. If we are unable to obtain adequate financing when needed, we may be required to significantly curtail our operations, delay or abandon development programs, reduce our workforce, sell assets, or pursue other strategic alternatives that may be dilutive to existing investors or otherwise unfavorable. The inability to obtain sufficient capital would materially and adversely affect our business and could result in the failure of our company.

We expect to conduct additional equity financings to fund our operations and growth. Any issuance of additional equity securities, whether through private placements, public offerings, or conversion of convertible securities, will dilute the ownership percentage of existing investors, including purchasers of securities in this offering. Future investors may negotiate terms more favorable than those available to current investors, including lower prices, superior liquidation preferences, or enhanced voting rights. As we raise additional capital, your proportionate ownership interest in the company will decrease, and the value of your investment may be adversely affected. The dilutive effect of future financings may be substantial, particularly if we require significant capital to achieve our business objectives or if we raise capital at valuations lower than the current offering. We cannot predict the timing, size, or terms of future financings, and there is no limit on the amount of securities we may issue in the future.

Our operations are subject to disruption from events beyond our control, including pandemics, natural disasters, geopolitical conflicts, terrorism, and other force majeure events. Such events could disrupt our supply chain, prevent our employees from working effectively, limit our ability to conduct clinical studies or engage with healthcare providers, reduce demand for our products, or otherwise interfere with our business operations. The COVID-19 pandemic demonstrated how global health crises can disrupt healthcare delivery, strain healthcare system resources, and alter patient behavior and priorities. While respiratory monitoring may be particularly relevant during respiratory disease outbreaks, such events could also delay product development, regulatory approvals, or market adoption. Additionally, geopolitical tensions, trade disputes, or conflicts could affect our ability to source components, manufacture devices, or access international markets. We may not have adequate insurance coverage or business continuity plans to fully mitigate the impact of such events, and any significant disruption could materially harm our financial condition and results of operations.

An investment in Health Care Originals, Inc. is highly speculative and involves a high degree of risk. You should invest only if you can afford to lose your entire investment. The company has a limited operating history, faces significant competition, operates in a highly regulated industry, and will require substantial additional capital to execute its business plan. There is no assurance that the company will successfully develop and commercialize its products, achieve market acceptance, generate sufficient revenue, or become profitable. The company may fail for many reasons, including inability to obtain regulatory approvals, failure to secure partnerships with health plans, inability to compete effectively, or inability to raise additional capital. Given these risks and uncertainties, there is a substantial likelihood that you could lose some or all of your investment. You should not invest unless you can afford to lose your entire investment and should consider this investment as only one part of a diversified investment portfolio.

There is no public trading market for the securities being offered, and we do not expect that a public market will develop. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be sold or transferred except pursuant to an applicable exemption from registration requirements. Even if you are able to find a buyer for your securities, you will be subject to a minimum one-year holding period under federal securities laws before any resale can occur. Additionally, the securities may be subject to restrictions on transfer under the terms of the offering and applicable securities laws. We have no plans to list the securities on any securities exchange or to facilitate a secondary market. You should be prepared to hold your investment for an indefinite period of time, potentially until the company is sold, conducts an initial public offering, or ceases operations. The lack of liquidity may make it impossible for you to sell your securities when you need or want to, and this illiquidity may make it difficult to value your investment.

Purchasers of securities in this offering will hold a minority interest in Health Care Originals, Inc. and will have no ability to control or significantly influence company decisions, including decisions regarding business strategy, future financings, mergers or acquisitions, asset sales, or dissolution. The company's management and existing stakeholders will retain control over all major decisions affecting the company. You will have limited voting rights, if any, and will not have the ability to elect directors or approve significant corporate actions unless required by law or the terms of the securities. Management will have broad discretion in how to use the proceeds from this offering, and you will have no ability to direct or influence those decisions. Additionally, as a private company, we are not subject to the same disclosure and governance requirements as public companies, and you will have limited access to information about the company's operations and financial condition. Your investment will be subject to the decisions of management and controlling stakeholders, whose interests may not always align with your interests as a minority investor.

The investment you make in this offering may bear no relationship to the actual value of the company or its assets. You will experience immediate dilution because the offering price may exceed the book value per share of the company's assets. We may need to raise substantial additional capital in the future to fund our operations and product development, and any future issuances of equity securities will dilute your ownership percentage in the company. Future investors may receive more favorable terms than those offered in this offering, including lower prices per share, superior liquidation preferences, or enhanced voting rights. We may also issue equity securities to employees, consultants, or advisors under equity incentive plans, which would further dilute your ownership. The cumulative effect of multiple future financings could substantially reduce your ownership percentage and the value of your investment. Further, there is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We are dependent upon external sources for the financing of our operations, failure to obtain ongoing funding from those sources will adversely affect the business plan. HCO's respiratory division has a very long sales-to-cash-cycle in its business model, which could limit future operations.

Our strategy to generate revenues from our Imago subsidiary by focusing our efforts on patients whose insurance reimburses for tele-rehabilitation services may be affected by changes in the regulatory environment and changes in individual insurer policies and procedures. Adverse changes in an insurer's reimbursement policy regarding the tele-rehabilitation could have an adverse effect on our business.

Our internal computer systems, or those of our customers, collaborators or other contractors, may be subject to cyber-attacks or security breaches, which could result in a material disruption of our product development and service programs.

There can be no assurance that the Company will achieve profitability. The Company may depend upon funds raised from the sale of its stock and additional financings to finance its operations. The

Company believes these amounts will be sufficient to finance its operations. However, no assurance can be given as to (i) the sufficiency of the funds raised from the Offering, (ii) the ability of the Company to raise or borrow additional funds, (iii) if the funds are available, that the terms will be acceptable by the Company, or (iv) the ability of the Company to attain its financial objectives.

HCO relies on its patented technologies in respiratory and cardiology, AI and Speech AI and cardiology, as well as Harvard p-licensed patent s for Imago Rehab/ There is a risk and cost associated with protecting these patents and maintaining their competitive advantage in various international markets.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts contained in this filing may prove to be inaccurate. Even if these markets experience the forecasted growth described in this filing, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties, including our ability to raise sufficient capital. Accordingly, the forecasts of market growth included in this filing should not be taken as indicative of our future growth.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep
pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact our revenues. Previous legislative changes have resulted in, and future legislative changes may result in, limitations on and reduced levels of payment and reimbursement for a substantial portion of hospital procedures and costs. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers
in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The design, manufacture and marketing of the devices we produce entail an inherent risk of product liability claims.
Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe
condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability
claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under the product liability insurance policies and future reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

Health Care Originals, Inc. was incorporated in 2016 and has a limited operating history upon which investors can evaluate our business and prospects. We have incurred losses since our inception and expect to continue to incur losses for the foreseeable future. Our losses will likely increase as we continue to develop and commercialize our ADAMM wearable cardiopulmonary monitoring system, expand our marketing efforts, manufacture devices, and invest in legal and intellectual property protection. The development and commercialization of medical device technology requires substantial investment in research and development, clinical validation, regulatory compliance, and market penetration. Even if we achieve market acceptance of our products, we may never generate sufficient revenue to achieve or sustain profitability. If we are unable to achieve and sustain profitability, investors may lose some or all of their investment.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Health Care Originals expects to use proceeds approximately as follows: 33% Patient Intake Coordination, 19% ADAMM Device Manufacturing, 19% Marketing and Customer Acquisition, 23% Legal, IP, and Regulatory Affairs, and 6% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust priorities based on operational needs, market conditions, and regulatory developments.

If we raise: **$290,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Health Care Originals expects to use proceeds approximately as follows: 26% Patient Intake Coordination, 20% ADAMM Device Manufacturing and Scale, 20% Marketing and Health Plan Partnerships, 13% Legal, IP, and Regulatory Affairs, 15% HCO Neuro Product Development, and 6% Wefunder fee and related offering expenses. Management expects to deploy excess proceeds toward expanded product development and growth initiatives but may reallocate among categories as business circumstances and opportunities evolve.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, **Investors will receive a number of shares of Preferred Stock** calculated using the method that results in the greater number of **Preferred Stock**:

the total value of the Investor's investment, divided by

the price of **Preferred Stock** issued to new Investors multiplied by

the **discount rate** (80%), or

if the valuation for the company is more than **$53,000,000.00** (the "Pre-Money Valuation Cap"), the amount invested by the Investor divided by the quotient of

the Pre-Money Valuation Cap divided by

the total amount of the Company's capitalization at that time.

For investors up to the first **$250,000.00** of the securities, investors will receive a pre-money valuation cap of **$45,000,000.00** and a discount rate of 80%. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

Additional Terms of the Pre-Money Valuation Cap. For purposes of option (ii) above, the Company's capitalization means the sum, as of immediately prior to the Equity Financing, of: (1) all shares of Capital Stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding (A) this instrument, (B) all other Safes, and (C) convertible promissory notes; and (2) all shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Equity Financing.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Stock,** Investors will receive

proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

Senior to payments for Common Stock.

VIP Bonus Health Care Originals will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor. Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor

than the original terms; and

Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights
Class A Common	25000000	1236628	✓
Class B Common	5000000	4023100	✓
Series Seed-1 Preferred	258369	258366	✓
Series Seed-2 Preferred Stock	1500000	836465	✓
Series Seed-3 Preferred Stock	7055823	7055823	✓
Series Seed-4 Preferred Stock	5200000	3532295	✓

Class of Security	Total Pool
Warrants	3060489
Options	1829379

Describe any other rights:

The differences are in price paid.

All have voting rights.

Preferred shares have liquidation preference over each other, e.g. Seed-4 has preference over Seed-3, etc.

No participating preferred - just a straightforward 1x non-participating structure with a conversion election

Class B common shares have a 20X voting count on some issues

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Pre-Money Valuation Cap, the amount invested divided by the quotient of (a) the Pre-Money Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has an outstanding loan from Eagle Dream Technologies, a related party, with a principal balance of $45,000 as of May 31

The Company has an outstanding loan from Eagle Dream Technologies, a related party, with a principal balance of $45,000 as of May 31, 2026 and 2025. The loan is non-interest bearing, has no stated maturity date, and is payable on demand. Accordingly, the loan is classified as a current liability in the accompanying consolidated balance sheets. The effect of imputed interest on the non-interest-bearing loan was determined to be immaterial and, accordingly, no interest expense has been recorded.

Loan
Amount: $1,250,000.00
Outstanding principal plus interest: $1,250,000.00 as of 10/2/2026
Interest rate: 18.0% per annum
Maturity date: 2/28/2027
Senior debt, 18% interest. In connection with the issuance of the senior secured promissory notes in February 2024, the Company issued detachable warrants to the lenders. The warrants were determined to qualify for equity classification. The relative fair value attributable to the warrants of approximately $767,731 was recorded as additional paid-in capital and as a discount to the related debt.

Loan
Lender: Eagle Dream Technologies
Amount: $45,000.00
Outstanding principal plus interest: $45,000.00 as of 10/2/2026
The Company has an outstanding loan from Eagle Dream Technologies, a related party, with a principal balance of $45,000 as of May 31, 2026 and 2025. The loan is non-interest bearing, has no stated maturity date, and is payable on demand. Accordingly, the loan is classified as a current liability in the accompanying consolidated balance sheets. The effect of imputed interest on the non-interest-bearing loan was determined to be immaterial and, accordingly, no interest expense has been recorded.

Related party
Name: Eagle Dream Technologies
Relationship: Their principal, Bob Moore, is an investor
Amount: $45,000.00

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
5/2024	Section 4(a)(2)	other	$5,226,605	General operations
9/2025	Regulation D	Priced Round	$1,733,500	General operations
9/2025	Regulation Crowdfunding	custom	$1,105,185	General operations
1/2026	Regulation D	—	$1,896,356	General operations
3/2026	Regulation D	Priced Round	$1,000,000	General operations
8/2026	Regulation D, 506(b)	custom	$118,050	General operations
9/2026	Regulation D	SAFE	$1,896,356	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

September 12, 2025: Health Care Originals, Inc. has announced they are acquiring a majority share (between 50.01% and 51%) of Imago Rehab Inc. All parties have agreed and the final documentation will be signed within the next month. Health Care Originals, Inc. and Imago Rehab Inc. are both backed by Safar Partners. Safar Partners owns 30.8% voting power in Health Care Originals, Inc. and 21.4% voting power in Imago Rehab Inc. No funds being raised through Wefunder are being used for the acquisition.

Name: Eagle Dream Technologies
Amount Invested: $45,000.00
Transaction type: Loan
Outstanding: Yes
Relationship: Their principal, Bob Moore, is an investor

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

Health Care Originals, Inc. ("HCO" or the "Parent Company") was incorporated on June 27, 2016, in the State of Delaware. The Parent Company and its subsidiary (collectively, the "Company") prepare their consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Parent Company's headquarters are located in Rochester, New York.

The Company is primarily engaged in the development of healthcare technologies and the provision of healthcare services focused on chronic health conditions. The Parent Company develops sensor-based devices and software designed to assist patients in monitoring and managing chronic health conditions between medical visits. Its primary product line focuses on respiratory wellness, and it also develops technology for neurological rehabilitation applications. The Parent Company's software platform is designed to organize and interpret data collected by its devices to support the monitoring of changes in patient symptoms and care decisions. On January 15, 2026, the Parent Company acquired a 59.665% controlling interest in Imago Rehab, Inc. ("Imago"). Imago is a therapy services company that provides physical therapy, occupational therapy, and related rehabilitation services virtually, including services for patients recovering from stroke and other neurological conditions. The Parent Company provides management, technical, and support services to Imago, while Imago provides therapy services through a network of licensed therapists.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of October 1, 2026, we had cash and cash equivalents of approximately $750,000.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of May 31, 2026, our total assets were $1,993,451 and our current and non-current liabilities, as reflected in available financial statement fields, were $4,435,216.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of May 31, 2026, we had cash and cash equivalents of approximately $1,170,758.

Based on our current operations, we have a monthly net cash burn of approximately $160,000.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months.

Our historical operations have been funded primarily through external financing.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 1 loan and approximately $1,250,000 in aggregate principal obligations. The indebtedness consists of $1,250,000. The material terms of such indebtedness are described in Item 24 of this Form C and include 18% interest rate, maturity on 2026-02-28.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

During the past three years, we have conducted exempt offerings, resulting in the issuance of securities in aggregate amounts of approximately $11,079,696.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

- Losing a major customer or channel
- Higher costs (suppliers, wages, fees, etc.)
- Platform or partner changes
- Lower pricing or higher discounts
- Regulatory or legal costs

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used towards 20% marketing, 20% device manufacture, 34% intake coordinator, 20% legal and IP, 6% Wefunder fee. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **Sharon Samjitsingh**, certify that:

(1) the financial statements of Health Care Originals, Inc. included in this Form are true and complete in all material respects; and

(2) the financial information of Health Care Originals, Inc. included in this Form reflects accurately the information reported on the tax return for Health Care Originals, Inc. filed for the most recently completed fiscal year.

Sharon Samjitsingh

Sharon Samjitsingh

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://healthcareoriginals.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Health Care Originals SAFE 2026
- Early Bird Health Care Originals, Inc EB SAFE 2026
- SPV Subscription Agreement
- SPV Subscription Agreement - Early Bird

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Bradford Berk
- Eric Allyn
- Jared Dwarika
- Keith Wilson
- Parinaz Motamedy
- Sharon Samjitsingh
- Timothy Bowe

Appendix E: Supporting Documents

- ttw_merged_comms
- Series Appendix — Health Care Originals IV
- Series Appendix — Health Care Originals IV (Early Bird)
- Wefunder SPV, LLC Agreement

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Health Care Originals SAFE 2026
- Early Bird Health Care Originals, Inc EB SAFE 2026
- SPV Subscription Agreement
- SPV Subscription Agreement - Early Bird

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Bradford Berk
- Eric Allyn
- Jared Dwarika
- Keith Wilson
- Parinaz Motamedy
- Sharon Samjitsingh
- Timothy Bowe

Appendix E: Supporting Documents

- ttw_merged_comms
- Series Appendix — Health Care Originals IV
- Series Appendix — Health Care Originals IV (Early Bird)
- Wefunder SPV, LLC Agreement

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Form C is 100% accurate

☑ I agree to the Wefunder Listing Agreement

☑ I agree to the Investor Representative Proxy Agreement

☑ I agree to the Rule 3a-9 Undertakings Agreement

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Health Care Originals, Inc.

By

Sharon Samjitsingh

CEO & Co-Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Sharon Samjitsingh
CEO & Co-Founder
10/1/2026

Keith M Wilson
Managing Partner
10/1/2026

Jared Dwarika
COO
10/1/2026

Eric Allyn
Board of Directors
10/1/2026

Timothy Bowe
Board of Directors
10/2/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.